

June 10, 2009

Mail Stop 4631

via U.S. Mail and Facsimile

Joseph M. Lucosky, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726

> **RE:** **BlueFire Ethanol Fuels, Inc.**
> **Post-effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **File No.: 333-148199**
> **Filed on: May 18, 2009**

Dear Mr. Lucosky:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures

1. Please amend the signature page to include the date of the signature for each person signing the registration statement. You may accomplish this in an amendment to the registration statement which includes the facing page and Part II information with the revised signature page.

*   *   *

As appropriate, please amend your registration statement in response to these comments. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Before the registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 if you have questions regarding the above comments or, in her absence, contact me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Branch Chief, Legal